                                                                File No. 70-9813


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               AGL RESOURCES INC.
                          817 West Peachtree Street NW
                                   10th Floor
                             Atlanta, Georgia 30308

--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)



                        Paul R. Shlanta, General Counsel
                               AGL RESOURCES INC.
                          817 West Peachtree Street NW
                                   10th Floor
                             Atlanta, Georgia 30308
 -------------------------------------------------------------------------------
                    (Name and address of agent for service)

     This pre-effective Amendment No. 2 replaces and revises the Form U-1 Application-Declaration in this proceeding in its entirety, except that it does not replace exhibits previously filed. The Application-Declaration was originally filed in File No. 70-9813 on December 29, 2000.


Item 1. Description of Proposed Transaction

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.  Introduction
    ------------

  AGL Resources Inc. ("AGLR"), a Georgia corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), requests authorization to establish a subsidiary captive insurance company
("the Captive") to provide certain key layers of insurance coverage for AGLR and its associate companies (the "System") as described below. By using the Captive to underwrite some risks and maintaining traditional insurance with respect to other risks, the System can minimize its cost of obtaining insurance and managing claims while maintaining adequate coverage of the risks it encounters in its businesses.

  It is important to note, however, that although the Captive will replace certain insurance sold to the System by traditional insurance providers, the Captive will not increase the risk of loss to the System. To the extent traditional insurance programs are reduced, the System will obtain equal levels of loss protection and coverage in the reinsurance market available only to insurance companies such as the Captive. With the exception of a small amount not to exceed the System's current $1,000,000 self-insured retention in connection with insurance programs that the Captive may undertake in the future and discussed within, the Captive will cede to third-party reinsurance carriers all of the risks that it underwrites. The Captive is essentially an administrative mechanism that permits the System to access the reinsurance markets that are only available to insurance companies or brokers. The Captive also provides a less costly way to handle the System's claims.

  The Captive is expected to result in an immediate reduction in insurance premiums and will provide other benefits discussed below. AGLR estimates that it can significantly reduce its cost of purchasing traditional insurance without increasing the System's risk exposure by accessing the reinsurance market directly through the Captive and by using its own 15-year loss experience to "actuarially" identify its losses for property and casualty lines. In the discussion below, we first describe how AGLR's current insurance program functions and then explain in detail the operations of the proposed captive insurance company.

B.  AGLR's Current Risk Management Program
    --------------------------------------

  AGLR considers risk management to be a key corporate function. By protecting the physical and financial assets of each System company, the risk management program allows the System to reach its goals and objectives without the disruption that could be caused by a significant unexpected loss. Risk management is coordinated by AGL Services Company ("AGSC"), a wholly-owned subsidiary of AGLR and a service company serving the System. One of the AGSC Risk Management Department's primary responsibilities is the procurement of a broad array of insurance coverage and services on behalf of the entire System. On an annual basis, the System spends approximately $5,000,000 for the purchase of traditional insurance and related services (including payment of deductibles). This is a significant expenditure and, in view of the increasingly competitive nature of the System's business, it is important for the System to maintain and enhance its competitive position by continuing to aggressively monitor and manage the cost for insurance and related services.

  As shown in Exhibit A, under the System's current insurance program, AGSC, on behalf of the System, maintains a per occurrence deductible, also known as a self-insured "retention", of $1,000,000 for automobile and general liability exposures, $200,000 for directors & officers liability, $125,000 for "all-risk" property coverage and $500,000 for workers compensation liability. AGSC purchases traditional insurance to cover losses in excess of the self-insured retention. In addition, certain AGLR subsidiaries maintain separate deductibles and purchase separate coverage limits outside the System program.

  In today's insurance market, and as more fully described below, traditional insurance programs are relatively expensive to maintain, largely because of the costs of doing business with a "full service" traditional insurer. Traditional insurance programs are, in fact, supported and underwritten through a robust "reinsurance" market that is available, generally speaking, only to insurance companies. By eliminating the insurance "middleman" for selected transactions and coverage, opportunities exist for significant savings for those companies who can deal directly in the reinsurance market for certain elements of their insurance programs.

  AGLR believes that a comprehensive insurance program that blends traditional insurance and alternative insurance obtained through a captive insurance company is the best way to maximize cost effectiveness, minimize risk exposure and provide each System company with the flexibility that each needs to meet its strategic goals and objectives.

C.  The Proposed Captive Insurance Program
    --------------------------------------

  Proposed Lines of Insurance Coverage

  AGLR proposes to establish the Captive as a new wholly-owned subsidiary, that would be authorized to operate as an insurance company in the British Virgin Islands. As illustrated in Exhibit B, the Captive would underwrite a layer of risk within each line of insurance coverage that is now being provided by traditional insurance. In particular, the Captive will initially focus on providing the following insurance coverage for the benefit of the System: 1) automobile and general liability above the $1,000,000 self-insured retention, and; 2) excess coverage that will include all risk property, boiler & machinery, directors & officers, crime, fiduciary and workers compensation and that will be placed (a) above the self-insured retention, and (b) above traditional coverage that will continue to be maintained by AGLR for the benefit of the System. The Captive will target its underwriting activity on the portions of the liability program where the greatest cost savings are possible. As stated, all risks associated with insurance coverage proposed above provided by the Captive will be ceded in their entirety to reinsurance companies. Accordingly, providing this insurance coverage through the Captive will not expose the System to any additional risk.

  In the future, the Captive may seek to underwrite additional insurance coverage and retain a small amount of risk that would not exceed $1,000,000 for each new line of insurance coverage. In particular, the Captive may provide performance bonds and construction-related insurance (wrap-up construction program) for contractors working on projects for the System. A wrap-up construction program is utilized by a project owner to provide economies of scale to the general contractor and all sub-contractors. A wrap-up construction program avoids costly insurance duplication by providing the general contractor and all sub-contractors access to the same insurance program versus each contractor purchasing a smaller separate insurance plan. The cost savings to the contractors can then be passed on to the System companies that are paying for the construction projects.

  In the case of the wrap-up construction program, the Captive would retain up to, but no more than, $1 million of self-insured retention risk, which is consistent with the System's
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normal self-insured retention amount. The Captive would then cede 100% of the risk above the self-insured retention amount to reinsurers and would further minimize the risk of the retained amount with stop loss coverage protection. In addition, the Captive's capitalization would be increased, commensurate with any additional net written premium, to comply with the British Virgin Islands' capital requirements. See discussion of capital requirements below.

  Any additional types of insurance would be underwritten by the Captive only under the following limited circumstances: (1) where a reinsurer is ceded 100% of the risk underwritten by the Captive above the System's normal one million dollar ($1,000,000) self- insured retention; (2) where the insurance is related to an authorized or permitted System business activity; (3) where direct placement of reinsurance by the Captive would be reasonably expected to save the System a portion of the risk premium it would otherwise have paid; and (4) where normal deductible amounts are retained by System companies and where the Captive can obtain, as appropriate, excess or stop-loss coverage. In no case, other than the wrap-up construction program, would the Captive sell insurance to non-affiliates except as further authorized by the Commission.

  Consistent with the above conditions, the Captive will underwrite insurance that directly protects System companies from risks associated with their businesses. In the limited circumstance of the wrap-up construction program, however, the Captive may also provide insurance for nonaffiliates in connection with System business. The Captive would provide wrap-up construction coverage for nonaffiliates only for the duration of the particular construction program undertaken in connection with System company business. In this limited circumstance, System companies would benefit indirectly in the form of lower costs from savings accrued by the nonaffiliates. In the wrap-up construction program, unaffiliated subcontractors could purchase construction project-related insurance through the Captive structure. The savings could then result in a lower cost for System companies in connection with the construction contract. In all cases however, insurance underwritten by the Captive would be for the direct or indirect benefit of the System.

  The Captive's Capital Requirements

  Under the insurance regulations of the British Virgin Islands, an insurance company must be capitalized in proportion to its net underwritten business. The net underwritten business consists of the gross amount of insurance that a company writes less the amount that is reinsured with other insurers. Because the Captive will initially reinsure all of the insurance that it underwrites, its net underwritten business will be zero. Accordingly, the minimal capitalization initially proposed for Captive will be fully adequate and commensurate with the very low risk, on a net basis, that it will assume. The British Virgin Islands insurance regulations also require the Captive to maintain adequate reserves against losses.

  In connection with insurance that the Captive may underwrite in the future, the Captive may retain up to, but no more than, $1 million of self-insured retention risk, consistent with the System's normal self-insured retention amount. To the extent the Captive retains self-insured retention risk it will increase its capitalization commensurate with any additional net underwritten business.

  AGLR proposes to provide initial funding of $100,000 cash in exchange for Captive common stock, $1 par value. Funds will be deposited with the Captive's U.S. bank and will be invested in securities that are exempt under Rule 40 under the Act as such rule may be amended from time to time or until the effective date of any legislation repealing the Act. AGLR would also provide any subsequently required capital contributions through additional equity and or debt purchases exempt under Rule 52, or guarantees, letters of credit or other forms of credit support authorized by Commission order. AGL Resources Inc., Holding Co. Act Release No. 27243 (October 5, 2000). No other System companies will fund the Captive's capital requirements.

  As necessary, the Captive will establish reserves consistent with the insurance regulations of the British Virgin Islands and sound actuarial practices from premium payments. The Captive would not be operated to generate profits beyond what would be necessary to maintain appropriately conservative reserves. To the extent that premiums and interest earned on reserves exceed current claims and expenses, the Captive will accumulate appropriate reserves to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, premiums would be appropriately reduced. Consequently, excess reserves would be returned to System companies through premium adjustments or reductions.

  Staffing, Services and Organization

  The initial Captive participation in the blended insurance program would represent approximately 30% of the total System coverage. AGSC would continue to purchase certain traditional insurance for all other coverage, just as is done under the current program.

  No additional staff would be required to operate the Captive. Instead, as is the case with most captives, a British Virgin Islands management company will be retained to provide administrative services. AGSC employees will be directors and principal officers of the Captive, and will oversee the administrative functions. Administrative functions would be directed by AGSC through the management company and would include: (1) accounting and reporting activities;
(2) legal, actuarial, banking and audit services; (3) negotiating reinsurance contracts, policy terms and conditions; (4) invoicing and making payments, and;
(5) managing regulatory affairs. The existing AGSC claim staff would continue to perform the claims adjusting function. All goods and services provided by AGSC to the Captive would be provided in accordance with Section 13 of the Act and the rules thereunder and the costs incurred by the Captive would be recovered in premiums charged by the Captive to the System.

  The Captive will allocate premiums and nominal operating costs to System companies in accordance with the same allocation methods currently employed by AGSC. The allocation methods used are designed to result in a fair and equitable apportionment of insurance costs to System companies that corresponds to the cost drivers. For example, automobile liability insurance costs would be allocated to System companies in proportion to the number of vehicles operated by each company (or similar approximation of risk exposure such as vehicle miles driven). Because the same allocation methods will be used, to the extent the Captive procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in premiums will flow through ratably to System companies through the operation of the allocation methodology.

D.  Benefits Of Captive
    -------------------

i) Significant reduction in the 30% to 40% overhead charge for traditional insurers underwriting risk.

  Traditional insurers charge insurance premiums based on actuarially projected losses plus a 30% to 40% overhead charge. Therefore, for every $1.00 in projected loss, a traditional insurer charges as much as an additional $0.40 for administrative charges and overhead. In contrast, the Captive would add only the actual cost of administration. This cost is largely fixed and will result in substantial savings, particularly as the business of the Captive is expanded over several lines of insurance.

ii) Direct access to global reinsurers to achieve the most competitive and cost-effective pricing for AGLR's "unpredictable" insurance exposures.

  Reinsurers are generally accessible only by traditional insurers and brokers who charge a fee. A captive insurance company will provide AGLR with direct access to reinsurance markets, thereby avoiding the fee. These reinsurers are not only among the world's largest insurers, they are among the most competitively priced. AGLR expects the Captive to realize premium savings of approximately $330,000 in its first year of providing coverage. Financial projections for the first five years of the Captive's operations are included in Exhibit FS-1.

iii) Greater control and input over the resolution process of claims management.

  Under traditional arrangements, insurers determine to a large extent, if and when to settle claims. The Captive in partnership with the reinsurers, would play the lead role in the claims management process.

iv) Reduced reliance on the traditional insurance market for insuring risks resulting in less volatility of future premiums.

  To the extent that the Captive reduces reliance on traditional insurers and expands the System's participation in the reinsurance markets, vulnerability to premium changes is lessened. Sixty percent of the Fortune 500 companies presently utilize a captive insurance company to more effectively control and manage their insurance costs. A captive insurance company will be very important in "leveling the playing field" and in providing access for the System to the most competitive global insurance markets, thereby resulting in reduced cost for insurance and related services.

E.  Reporting
    ---------

  AGLR's Annual Report on Form U5S will include the financial statements of the Captive. In addition, AGLR will file a certificate of notification on a semi-annual basis describing the following:

1) a summary for the reporting period of each associate company's premium payments to the Captive as compared to aggregate loss experience organized by line of insurance coverage provided by the Captive;

2) an analysis by associate company of claims paid by the Captive during the period on behalf of the associate company to include lead-in and end-of-period insurance reserve balances;

3) a listing of increases and decreases to premiums paid by each associate company to the Captive during the period;

4) for the first three years of the Captive's operations, a statement of actual savings achieved by the System as a result of the Captive's operations during the period; and

5) a copy of the Captive's income statement and balance sheet, including any notes thereto.

F.  Summary of Authorization Requested
    ----------------------------------

  AGLR requests authorization to create a captive insurance company as a wholly-owned subsidiary for the purpose of engaging in the insurance business as described above and to fund the Captive initially through the purchase of up to $100,000 of the Captive's common stock, $1 par value per share.

Item 2.   Fees, Commissions and Expenses

(a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

  AGLR has incurred expenses for certain services in connection with the preparation of this filing estimated as follows:

Services of AGL Services Company in connection

with the preparation of the Application-Declaration.......................   $15,000

Services of LeBoeuf, Lamb, Greene & MacRae, L.L.P.........................   $12,000

Total ....................................................................   $27,000

(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

  AGL Services Company is a wholly owned subsidiary of AGLR and has performed certain services at cost as set forth above.


Item 3.   Applicable Statutory Provisions.

(a) State the section of the Act and the rules thereunder believed to applicable to the proposed transaction. If any section or rule would be applicable in absence of a specific exemption, state the basis of exemption.

  The issuance of new securities by the Captive is subject to Sections 6(a) and 7 of the Act and Rule 43. Sections 9(a) and 10 of the Act are deemed applicable to the acquisition by AGLR of the capital stock of the Captive.

  The Commission has previously authorized registered holding companies to organize and fund captive insurance companies. In the matter of Columbia Insurance Corporation, Ltd., Holding Co. Act Release No. 27051 (July 23, 1999), the Commission authorized the Columbia Energy Group to expand the reinsurance activities of its existing captive insurer and to provide additional financial support to the captive in an aggregate amount of up to $50 million. In that matter, Columbia's captive insurer was authorized to assume predictable risks related to the businesses of the Columbia group of companies in lines of insurance similar to the types of insurance proposed to be underwritten by AGLR's proposed captive insurance company. Specifically, Columbia's captive insurance company was permitted to engage in reinsurance activities where: (1) a primary insurer underwrites the risk; (2) the insurance relates to a permitted business activity engaged in by a member of the Columbia group; (3) where captive reinsurance would reasonably be expected to save the Columbia group a portion of the risk premium it would otherwise have paid; and
(4) where the captive can obtain, as appropriate, excess or stop-loss coverage. Under the authorization granted by the Commission, Columbia's captive insurance company assumed various risks itself in addition to reinsuring those risks with third-party reinsurers. For this reason, it required substantial capital for reserves and it presented a potential risk to the Columbia associate companies that did business with the captive.

  AGLR's proposed captive insurance company is fully within the Columbia precedent in terms of the limitations on the lines of insurance in which it proposes to engage. AGLR's proposed captive insurance company is significantly different from Columbia, however, because the Captive will cede 100% of the risks that it underwrites, above the traditional $1,000,000 self-insured retention, to other insurers. Consequently, it presents a much lower risk to the System and allows the System to achieve many of the benefits of a reinsurance program contracted for by the Captive without the potential financial detriment connected to retaining insured risk.

  The provision of insurance to non-affiliates under the wrap-up construction program is in furtherance of the Captive's main function of primarily serving the insurance needs of System associate companies. Because savings from the wrap-up construction program should help to lower the cost of System construction contracts, the provision of these ancillary services to non-affiliates in this case is consistent with the requirements of Section 11(b)(1) of the Act. The savings expected to redound to the benefit of System companies as a result of this program show that serving non-affiliates in this manner is functionally related to the operations of the integrated AGL System. For these reasons, the Commission should authorize the proposed transaction.

  AGLR does not own or operate, nor is it an equity participant in any Exempt Wholesale Generator or any Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt Wholesale Generator or Foreign Utility Company as a result of the approvals requested herein. AGLR does not have any rights, nor will

-----------------------

 /1/ See, Jersey Central Power & Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987) (authorizing utility to license to nonassociates computer programs developed by company personnel to detect service theft). Captive's provision of services to non-affiliates is like Jersey Central because it is also a use of "excess capacity" in a manner that offers the opportunity for savings to utility associates without a significant investment of additional capital.

it have any rights or obligations under a service, sales or construction contract with an Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

(b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

Not applicable

Item 4.   Regulatory Approval.

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

  No state or federal approval other than the authorization of this Commission is required to enter into the proposed transactions.

(b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

Not applicable.

Item 5.   Procedure.

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

  It is respectfully requested that the Commission issue its notice by February 23, 2001 and its order on or by April 13, 2001.

(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

  The Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) specifies that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

Exhibits

A AGL Resources Current Insurance Program Structure (previously filed under request for confidential treatment).

B AGL Resources Captive Insurance Company Structure: Start-Up (previously filed under request for confidential treatment).

F  Opinion of Counsel (filed herewith).

G  Past-Tense Opinion of Counsel (to be filed by amendment).

H  Proposed Form of Notice (previously filed).

Financial Statements

FS-1 Financial Projections for Captive: Five Year Balance Sheets, Income Statements and Cash Flow Statements (previously filed under request for confidential treatment).

Item 7.   Information as to Environmental Effects.

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

  As more fully described in Item 1, the proposed transactions relate only to establishment of a subsidiary company and have no environmental impact in and of themselves.

(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

  No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   AGL RESOURCES INC.



Date: April 12, 2001               By:   /s/ Paul R. Shlanta
                                         -------------------
                                   Paul R. Shlanta
                                   Senior Vice President &
                                   General Counsel

                                 Exhibit Index
                                 -------------


F  Opinion of Counsel.